Exhibit 99.3

Jumana Capital Investments LLC

1717 Saint James Place, Suite 335

Houston, Texas 77056

October 23, 2026

Red Robin Gourmet Burgers, Inc.

10000 E. Geddes Avenue, Suite 500

Englewood, Colorado 80112

Attention: Dave Pace

Dear Mr. Pace:

Reference is made to Section 1(j) of the Cooperation Agreement, dated as of December 3, 2024, by and among Red Robin Gourmet Burgers, Inc., a Delaware corporation (the “Company”), the entities and persons listed on Exhibit A thereto (the “JCP Parties”) and the entities and persons listed on Exhibit B thereto (the “Jumana Parties”), and amended on February 13, 2026 (the “Cooperation Agreement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Cooperation Agreement.

Pursuant to Section 1(j) of the Cooperation Agreement, the Jumana Parties hereby acknowledge and agree that Christopher Martin, the Jumana Designee, has notified the Company of his intent to resign from the Board and the Jumana Parties hereby irrevocably waive any right to have a Replacement Investor Designee appointed to Board. The Jumana Parties further acknowledge and agree that by irrevocably waiving any right to have a Replacement Investor Designee appointed to the Board, the rights and obligations of the Company and the Jumana Parties under Section 1 of the Cooperation Agreement shall terminate with respect to the Jumana Parties as of the date hereof and all other provisions of the Cooperation Agreement shall remain in full force and effect with respect to the Jumana Parties until terminated in accordance with the terms of the Cooperation Agreement.

Sincerely,

JUMANA CAPITAL INVESTMENTS LLC

By:	/s/ Christopher Martin
Name:	Christopher Martin
Title:	Manager